Exhibit 2.2

STOCK PURCHASE AGREEMENT

Dated October 13, 2015

By and Among

ZENDESK, INC.

WE ARE CLOUD, SAS

and

THE SELLERS

(as defined herein)

i

8.10	Public Announcements	10
8.11	Remedies Cumulative	10
8.12	Waiver	10
8.13	Waiver of Jury Trial	10
8.14	Breach or Violation	10
8.15	Time of Essence	10
8.1	Interpretation and Construction	11

ii

Index of Defined Terms

Affiliate	1	Other Seller Sale Shares	2
Agreement	1	Other Sellers	2
Business	1	Parties	2
Business Day	1	Party	2
Buyer	1	Person	2
Buyer Related Parties	1	Purchase Price	2
CARPA	1	Requirements of Laws	2
Closing	1	Seller	2
Closing Date	1	Seller Shares
Company	2	Sellers’ Representatives	3
Confidential Information	2	Shareholders Agreement	3
Contract	2	Shares	3
Court Order	2	Subsidiary(ies)	3
Encumbrance	2	Tax	3
Equitable Exceptions	2	Tax Return	3
Founders	2	Taxes	3
Governmental Body	2	Third Party Claim	3
Governmental Permits	2	Transaction Documents	3
Liability	2	Transactions	3
Losses	2	Transfer Taxes	3
Other Purchase Agreement	2	US Subsidiary	3

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of October 13, 2015 (the “Closing Date”), by and among Zendesk Inc., a Delaware corporation (“Buyer”), We Are Cloud, SAS, a French corporation (the “Company”) and the sellers listed on the signature pages hereto (each a “Seller” and collectively, the “Sellers”).

W I T N E S S E T H:

A.The Company, together with the US Subsidiary, is engaged in the business of designing, developing, marketing, distributing, selling and licensing business analytics software and related services (the “Business”);

B.Buyer believes that the Business could present synergies with the Buyer’s business;

C.Buyer intends to combine the businesses of the Company and the Buyer’s;

D.As of the date hereof, the Sellers own the issued and outstanding shares of the Company set forth on Schedule 1 hereto (the “Sale Shares”);

E.Subject to the terms and conditions set forth herein, the Buyer desires to purchase from the Sellers, and the Sellers desire to sell to the Buyer, the Sale Shares;

F.Concurrently herewith, the shareholders of the Company that are not Sellers (the “Other Sellers”) are entering into a Purchase Agreement by and among such Other Sellers, the Company, Buyer and the Sellers’ Representatives (the “Other Purchase Agreement”), pursuant to which such Other Sellers are selling to Buyer, and Buyer is purchasing from such Other Sellers, the outstanding shares of the Company held by such Other Sellers (the “Other Seller Sale Shares”);

G.The Sale Shares and the Other Seller Sale Shares constitute all of the share capital of the Company on a fully diluted basis (the “Shares”);

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto covenant and agree as follows:

ARTICLE I
DEFINITIONS

1.1Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 1.1.

“Affiliate” means with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person.  For the purposes of this definition, the term “control” (including the terms “controlled by” and “under common control”) means the possession of the power to direct the management and policies of a Person whether through ownership of voting securities, contract or otherwise.

“Business” has the meaning specified in the first recital of this Agreement.

“Business Day” means a day other than a Saturday or Sunday or any other day on which commercial banks in Paris, France or New York, New York are authorized or required by applicable law to close.

“Buyer” has the meaning specified in the first paragraph of this Agreement.

“Buyer Related Parties” means Buyer, the Company and each of their respective Affiliates, shareholders, officers, directors, employees, representatives, advisors and agents, and each of their respective success, assigns and heirs.

“CARPA” has the meaning specified in Section 2.2.

“Closing” means the consummation of the Transactions.

“Closing Date” has the meaning specified in the first paragraph of this Agreement.

“Company” has the meaning specified in the first paragraph of this Agreement.

“Confidential Information” means all (a) confidential information and trade secrets including any of the same comprising the identity, lists or descriptions of any customers, referral sources or organizations; (b) financial statements, cost reports or other financial information; (c) contract proposals, or bidding information; (d) business plans and training and operations methods and manuals; (e) personnel records; (f) information concerning fee structures; and (g) management systems, policies or procedures, including related forms and manuals. Confidential Information shall not include any information (i) which is disclosed pursuant to subpoena or other legal process, (ii) which has been publicly disclosed, (iii) which subsequently becomes legally known and is not in violation of any obligation of confidentiality of such person, (iv) which is subsequently disclosed by any third party not in breach of a confidentiality agreement, (v) already in the other party’s possession or (vi) developed, arrived at, or acquired by the other party.

“Contract” means any mortgage, indenture, lease, contract, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, obligation, understanding or commitment, permit concession or franchise, whether oral or written and including any amendment or modification made thereto.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal and any award in any arbitration proceeding (or agreement entered into in any administrative, judicial or arbitration proceeding with any Governmental Body).

“Encumbrance” means any lien, claim, charge, security interest, mortgage, pledge, easement, conditional sale or other title retention agreement, defect in title, restrictive covenant or other material restrictions of any kind.

“Equitable Exceptions” has the meaning set forth in Section 3.1.

“Founders” means each of Rachel Delacour and Nicolas Raspal.

“Governmental Body” means any France, European Union or United States, or any supra-national or non-France, United States or European Union, national, federal, state, provincial, municipal, local or other governmental body or authority, including any regulatory or administrative authority or body, commission, self-regulatory organization, court, tribunal or judicial or arbitral body or authority.

“Governmental Permits” means all licenses, certificates, privileges, immunities, approvals, franchises, authorizations and permits held or applied for by the Company from any Governmental Body.

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of each Person.

“Losses” means any loss, liability, deficiency, damage or expense, including reasonable legal expenses and costs associated therewith; provided, however, that Losses shall exclude consequential, incidental or indirect damages, lost profits or punitive, special or exemplary damages, except, in each case, with respect to such damages in connection with fraud or intentional misrepresentation or damages which a Buyer Related Party has paid in respect of a Third Party Claim.

“Other Purchase Agreement,” “Other Sellers” and “Other Seller Sale Shares” have the meaning set forth in the Recitals.

“Parties” means collectively the Buyer, the Company and the Sellers and “Party” means any one of the Parties individually.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or Governmental Body.

“Purchase Price” has the meaning specified in Section 2.1.

“Requirements of Laws” means the laws, statutes, common law, regulations, rules, codes or ordinances (including those pertaining to electrical, building, zoning, environmental and occupational safety and health requirements) enacted, adopted, issued or promulgated by any Governmental Body, including those of France, the European Union and the United States.

“Sellers” has the meaning specified in the first paragraph of this Agreement.

“Sellers’ Representatives” Mrs. Rachel Delacour (on behalf of the Founders and certain individual Other Sellers) and Alven Capital Partners, represented by Mr. Jérémy Uzan on behalf of certain Other Sellers.

“Shares” has the meaning specified in the Recitals.

“Shareholders Agreement” means the short-form shareholder agreement between the Company and its minority shareholders, dated October 24, 2013, together with the long-form thereof, dated October 24, 2013, between the Company and its majority shareholders.

“Subsidiary(ies)” means any corporation or other Person which is an entity with respect to which another specified entity either (a) has the power to vote or direct the voting of sufficient securities to elect a majority of the directors or managers of such Person, or (b) owns, directly or indirectly, a majority of the ownership interests of such entity.

“Tax” or “Taxes” means any European Union, federal, state, local, provincial or foreign income, alternative or add-on minimum, value added tax (VAT), gross income, gross receipts, windfall profits, severance, property, production, sales, use, transfer, gains, license, excise, employment, payroll, withholding or minimum, transfer, goods and services, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, or additional amount imposed thereon by any Governmental Body.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claims for refund, amended return and declaration of estimated Tax.

“Third Party Claim” has the meaning specified in Section 7.2(b)(iii).

“Transaction Documents” means this Agreement and such other documents, certificates and agreements contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” has the meaning specified in Section 5.4(g).

“US Subsidiary” means BIME USA, LLC, a Delaware limited liability company.

ARTICLE II
AGREEMENT OF PURCHASE AND SALE; CLOSING

2.1Agreement to Sell and Purchase; Purchase Price. In reliance upon the representations and warranties and covenants and agreements, and subject to the terms and conditions, set forth in this Agreement, the Sellers hereby sell the Sale Shares to Buyer, and Buyer hereby purchases the Sale Shares from the Sellers, for an aggregate cash payment equal to $4,587,131.73, payable by Buyer in accordance with Section 2.2 (the “Purchase Price”).

2.2Payment of Purchase Price.  At the Closing, Buyer paid (or caused to be paid) the Purchase Price in cash to the Sellers, by wire transfer to the accounts, and in accordance with the percentages and allocations, set forth opposite each Seller’s name on Schedule 2.2 hereto.  Each Seller acknowledges and agrees that (A) Buyer is only responsible for paying amounts pursuant to this Section 2.2 in Dollars, and (B) if such Seller’s bank account set forth on Schedule 2.2 is denominated in Euro, then Buyer’s payment to such Seller pursuant to this Section 2.2 will be converted into Euro by the Caisse des règlements pécuniaires des avocats (“CARPA”) at the applicable Dollar to Euro exchange rate applied by CARPA at the time the wire transfer of such payment is initiated to such Seller.

2.3Closing.

(a)Closing Time and Place.  The Closing of the purchase and sale of the Shares contemplated by this Agreement occurred simultaneously with the execution and delivery of this Agreement at the offices of Wragge Lawrence Graham & Co. in Paris at 10:00 p.m. (Paris time) on the Closing Date, but effective as of 12:00 a.m. (Paris Time) on the Closing Date.

(b)Actions at the Closing.  At the Closing, (i) the Sellers delivered to Buyer the various certificates, instruments, and documents referred to in Section 6.1 and (ii) Buyer completed the payments specified in Section 2.2.

ARTICLE III
REPRESENTATIONS AND WARRANTIES AS TO EACH SELLER

Each Seller represents and warrants as to him, her or itself only for the benefit of Buyer as follows:

3.1Due Authorization.  If such Seller is not an individual, such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to execute and deliver, and perform its obligations under, this Agreement and each other Transaction Document to which such Seller is a party.  If such Seller is an individual, such Seller has legal capacity to execute and deliver, and perform his or her obligations under, this Agreement and each other Transaction Document to which such Seller is a party.  This Agreement and each other Transaction Document to which such Seller is a party have been duly executed and delivered by such Seller, constitute the valid and binding obligations of such Seller and are enforceable against such Seller in accordance with their respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, moratorium and similar Requirements of Laws affecting the enforceability of creditors’ rights in general or by general principles of equity (collectively, the “Equitable Exceptions”).

3.2Authorizations and Notices.  No Governmental Permit, approval, consent, exemption or action of or notification to (a) any Governmental Body or (b) any other Person is necessary in connection with the execution, delivery and performance by such Seller of this Agreement or any other Transaction Document to which such Seller is a party, or the consummation by such Seller of any of the Transactions.

3.3Title to Sale Shares.  Such Seller has good and marketable title (beneficially and of record) to all of the Sale Shares owned by him, her or it, as set forth opposite such Seller’s name on Schedule 1 hereto, free and clear of any Encumbrances whatsoever, and none of such Sale Shares is subject to any outstanding option, warrant, call or similar right of any other Person to acquire the same, any restriction on transfer thereof except for the Shareholders Agreement which will be terminated upon completion of the Closing as provided in Section 8.7 and restrictions imposed by applicable securities laws, or any proxy or power of attorney.  Upon consummation of the transactions contemplated herein in accordance with the terms hereof, Buyer will hold good and marketable title to all such Sale Shares, free and clear of any Encumbrances whatsoever, other than Encumbrances resulting from acts, events, or circumstances solely within the control of Buyer.  Such Seller does not (a) own, beneficially or of record, any Shares or other equity securities of the Company other than the Sale Shares set forth opposite such Seller’s name on Schedule 1 hereto or (b) have any option, warrant, call or similar right to purchase any Shares or other equity securities of the Company.  There are no agreements or arrangements to which such Seller is a party relating to the Business or to such Seller’s rights and obligations as a shareholder of the Company other than the Shareholders Agreement.  Such Seller does not own, directly or indirectly, on an individual or joint basis, any material interest in, or serve as an officer or director of, any customer, competitor or supplier of the Company or the US Subsidiary.

3.4Transaction Not a Breach.  Neither the execution and delivery of this Agreement or any other Transaction Document by such Seller nor the performance by such Seller of any of the Transactions will:

(a)violate or conflict with or result in a breach of any provision of any Requirements of Laws binding on such Seller or its, his or her properties, or conflict with or result in the breach of any of the terms, conditions or provisions thereof;

(b)constitute a default under any Contract applicable to such Seller or require consent from or notice to any other party to a Contract applicable to such Seller;

(c)constitute a default or an event which would permit any party to terminate, or accelerate the maturity of any indebtedness or other obligation under any Contract to which such Seller or his, her or its properties or assets are bound or affected; or

(d)result in the creation or imposition of any Encumbrance upon the Sale Shares owned by such Seller,

excluding from the foregoing clauses (a) to (c), such violation, conflict, breach or default which would not, individually or in the aggregate, have an adverse effect on such Seller’s ability to perform its obligations under the Transaction Documents to which such Seller is a party.

3.5Litigation.  There is no suit, action, proceeding, investigation, claim or Court Order pending or, to the knowledge of such Seller, threatened to be brought or issued against such Seller or any of its, his or her properties or assets, in law or equity, by or before any court, any municipality or any other Governmental Body, nor, to the knowledge of such Seller, is there any reasonable basis for any such action, proceeding, investigation, claim or Court Order, which, if adversely determined or issued, would reasonably be expected to delay or prevent the consummation of the Transactions.  Such Seller is not subject to any Court Order, stipulation or consent of any court or Governmental Body relating to the Company or the Sale Shares owned by such Seller.

ARTICLE IV
BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to the Sellers as follows:

4.1Organization; Due Authorization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2Due Authorization. Buyer has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which Buyer is a party.  The execution, delivery, and performance of this Agreement, the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of Buyer.  This Agreement and each of the Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer and constitute the valid and binding obligations of Buyer and are enforceable against Buyer in accordance with their respective terms, except for the Equitable Exceptions.

4.3Authorizations and Notices. No Governmental Permits, approvals, consents, exemptions or actions of or notifications to (i) any Governmental Body or (ii) any other Persons are necessary in connection with the execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents to which Buyer is a party, or the consummation by the Buyer of any of the Transactions, except for the filing of a foreign investment declaration with the French Treasury Department.

4.4Brokers.  Buyer has not engaged or caused to be incurred any Liability to any finder, broker or sales agent in connection with the origin, negotiation, execution, delivery, or performance of this Agreement or the Transactions for which the Sellers could be liable.

4.5Anti-Money Laundering.  The financing of the Buyer’s purchase of the Sale Shares pursuant to this Agreement does not come from drug trafficking nor organized criminal activities, and the Buyer is in material compliance with all applicable Requirements of Law relating to anti-money laundering.

ARTICLE V
POST-CLOSING COVENANTS

5.1General.  In case at any time after the Closing any further action is legally necessary or reasonably desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any of the other Parties reasonably may request.  The Sellers and Buyer acknowledge and agree that from and after the Closing, Buyer will be entitled to possession of all documents, books, records, agreements, and financial data of any sort relating to the Company, which shall be maintained at the chief executive office of the Company; provided, however, that the Sellers shall be entitled to reasonable access to and to make copies of such books and records at their sole cost and expense for so long as Buyer maintains such books and records in accordance with its record retention policies (such maintenance period to be at least equal to four (4) years after the Closing Date).

5.2Confidentiality.  Each Seller agrees to (a) treat and hold as such all Confidential Information of the other Parties, (b) refrain from using any of such Confidential Information except in connection with this Agreement, as an employee of the Company, or otherwise for the benefit of the owner of such Confidential Information, and (c) deliver promptly to the owner of such Confidential Information or destroy, at the written request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information which are in the holder’s possession, except as otherwise permitted herein.  In the event that a Party is requested or required (by oral question or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar legal proceeding) to disclose any Confidential Information of another Party, the Person so requested or required will notify the owner of such Confidential Information promptly of the request or requirement.  Notwithstanding the foregoing, the Sellers shall be permitted to have access to all such Confidential Information of the Company in their possession reasonably necessary to permit the Sellers to prepare, and to defend upon audit, any Tax Returns of Sellers; provided, that the Sellers shall use such Confidential Information solely for such purposes.

5.3Foreign Investment Declaration.  Buyer shall cause a foreign investment declaration to be filed with the French Treasury Department promptly after the Closing Date.

5.4Tax Matters.

(a)Tax Records.  Buyer and the Sellers recognize that each of them will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information held by Buyer and/or the Company to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, Buyer agrees to cause the Company to (i) use its best efforts to properly retain and maintain such records for a period of six (6) years from the date the Tax Returns for the year in which the Closing occurs are filed or until the expiration of the statute of limitations with respect to such year, whichever is later, and (ii) allow the Sellers and their agents and representatives at times and dates mutually acceptable to the Parties, to reasonably inspect, review and make copies of such records from time to time, such activities to be conducted during normal business hours and at the Sellers’ expense.

(b)Transfer Taxes.  All applicable real property transfer or gains Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on any of the Sellers or the Company, Buyer or any of Buyer’s Affiliates as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes shall be borne by Buyer.  Each Seller agrees to cooperate with Buyer in the filing of any returns with respect to the Transfer Taxes, including promptly supplying any information in their possession reasonably requested by Buyer that is reasonably necessary to complete such returns.

(c)Section 338(g) Election.  The Sellers and the Company, on behalf of itself and the US Subsidiary, acknowledge that Buyer may make an election pursuant to Section 338(g) of the United States Internal Revenue Code of 1986, as amended (a “Section 338(g) Election”), with respect to the Company in connection with the purchase and sale of the Shares pursuant to this Agreement and the Other Purchase Agreement.  In the event a Section 338(g) Election is made, Buyer shall be responsible for preparing any applicable purchase price allocation for Tax purposes, and Buyer, the Company and the Sellers shall each file all Tax Returns, and execute such other documents as may be required by any Governmental Authority, in a manner consistent with the purchase price allocation.  Buyer, the Company and the Sellers agree not to take any position inconsistent with any Section 338(g) Election or related to purchase price allocation

ARTICLE VI
DELIVERIES AT CLOSING

6.1Deliveries to Buyer.  The Sellers have delivered to Buyer:

(a)a transfer order (ordre de mouvement) for the transfer to Buyer of the Sale Shares owned by such Seller, free and clear of all Encumbrances, which transfer order shall be duly executed and endorsed in favor of Buyer;

(b)two (2) duly signed Cerfa forms number 2759 in respect of each Seller’s Sale Shares;

(c)IRS Form W-9 or the appropriate version of Form W-8, as applicable, and all other Tax forms required by Buyer, from each Seller.

ARTICLE VII
INDEMNIFICATION

7.1Indemnification.

(a)Indemnification by the Sellers.  Each Seller shall indemnify and hold harmless Buyer from and against any and all Losses arising out of, related to or in connection with:

(i)any breach or inaccuracy of any representation or warranty made by such Seller in Article III of this Agreement;

(ii)any breach or nonperformance of any covenant or obligation of such Seller in this Agreement; or

(iii)any fraud, intentional misrepresentation or willful misconduct by such Seller.

7.2Payment of Indemnification; Claim Procedure.

(a)Timing of Payment.

(i)The amount of any claim made by Buyer to any Seller pursuant to Section 7.1(a) shall be paid to Buyer within ten (10) Business Days after the earliest occurrence of one of the following events:

(A)a mutual agreement between such Seller and Buyer on the existence and amount of the Losses which form the subject-matter of the claim (including completion of a final settlement between such Seller and Buyer resolving such claim); or

(B)if the Seller and the Buyer disagree on the existence and amount of the Losses, upon a final arbitration decision pursuant to Section 8.8.

(b)Claim Procedure.

(i)If Buyer has made a determination that it may have a right to indemnification under Section 7.1(a), Buyer shall deliver to the Seller from whom Buyer may have a right to indemnification a claim certificate, which shall state to the extent reasonable: (A) that Buyer has paid or properly accrued a Loss, or reasonably anticipates that it may or will incur Liability for a Loss, for which Buyer is entitled to indemnification pursuant to Section 7.1(a); (B) state in reasonable detail, to the extent reasonably available, each individual item of Loss included in the amount so stated, the date (if any) such item was paid or properly accrued, the basis for any anticipated Liability and the nature of the misrepresentation, default, breach of warranty or breach of covenant or claim to which each such item is related and, to the extent computable, the computation of the amount to which Buyer claims to be entitled hereunder; and (C) provide available documentation supporting the statements provided in the claim certificate.

(ii)If such Seller shall object to the indemnification of Buyer in respect of any such claim or claims specified in any claim certificate, such Seller shall, within thirty (30) days after its receipt of such claim certificate, deliver to Buyer a written notice to such effect, and such Seller and Buyer shall, within the thirty (30) day period beginning on the date of receipt by Buyer of such written objection, attempt in good faith to agree upon the rights and obligations of Buyer and such Seller with respect to each claim to which such Seller shall have so objected.  If such Seller and Buyer succeed in reaching agreement with respect to any such claims, they shall promptly prepare and sign a memorandum setting forth such agreement.  Should they be unable to agree as to any particular item or amount during such thirty (30) day period, then Buyer shall be entitled to pursue arbitration in accordance with Section 8.10 to resolve its claim for indemnification.  Each Seller hereby waives, and agrees not to assert, any rights or defenses such Seller might otherwise have in connection with any delay by Buyer in delivering a claim certificate pursuant to Section 7.2(b)(i), including the defense of laches and any similar defense, notwithstanding any prejudice such delay may cause to the interests of such Seller, subject to the last proviso of Section 7.3(b) with respect to defense of Third Party Claim proceedings.

7.3Defense of Third Party Claims Indemnifiable under Section 7.1(a).

(a)In the event of any assertion or commencement by any Person of any claim or proceeding (each, a “Third Party Claim”) with respect to which any Seller may become obligated to indemnify and hold harmless Buyer pursuant to Section 7.1(a), Buyer shall have the right, at its election, to proceed with the defense of such Third Party Claim on its own with counsel reasonably satisfactory to such Seller.  If Buyer so proceeds with the defense of any Third Party Claim:

(i)such Seller shall be entitled, at its sole option and expense, to participate in, but not to determine or conduct, and Buyer shall consider in good faith the advice of the such Seller and his, her or its counsel in connection with, the defense of such Third Party Claim; provided, however, that, for the sake of clarity, such Seller shall not have the ability, without the prior written consent of Buyer, to petition, make any motion to, or take any other procedural action in connection with such Third Party Claim by or before any Governmental Body;

(ii)Buyer shall have the right in its sole discretion to conduct the defense of, and to settle, any Third Party Claim; provided, that, such Seller shall not unreasonably withhold or delay its, his or her consent to any such settlement; provided, further, that, the consent of such Seller with respect to any settlement of any such Third Party Claim shall be deemed to have been given unless such Seller shall have objected within forty-five (45) days after a written request for such consent by Buyer; and

(iii)such Seller shall make available to Buyer any documents and materials in such Seller’s possession or control that may be necessary in the defense of such Third Party Claim.

(b)If Buyer does not elect to proceed with the defense of any such Third Party Claim, such Seller may proceed with the defense of such Third Party Claim with counsel reasonably satisfactory to Buyer; provided, that Buyer shall make available to such Seller may any relevant documents and materials in the Buyer’s possession or control that may be necessary in the defense of such Third Party Claim; provided, however, that such Seller may not settle such Third Party Claim without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed).  Buyer shall give such Seller prompt written notice of any such proceeding brought against Buyer or the Company; provided, however, that any failure on the part of Buyer to so notify such Seller shall not limit any of the obligations of such Seller under Section 7.1(a) (except to the extent such failure materially prejudices the defense of such proceeding).

7.4Survival.  The representations, warranties and covenants of the Sellers contained in this Agreement shall survive the Closing indefinitely.

7.5Limitations on Indemnification under Section 7.1.

(a)Aggregate Liability. Each Seller’s aggregate Liability for all Losses claimed by Buyer pursuant to Section 7.1(a)(i) shall not exceed the portion of the Purchase Price received by such Seller.

(b)No Double Recovery.  Any Loss for which Buyer is entitled to indemnification under this Article VII shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty or covenant.

7.6Materiality.  All references to “material” or words of similar effect limiting the scope of any representation and warranty in Article III shall be disregarded for purpose of calculating any Losses arising from a breach of such representation and warranty, but not for the purpose of determining whether a breach of such representation or warranty occurred.

7.7Buyer Related Parties.  Each Seller acknowledges and agrees that any Losses incurred by any Buyer Related Party, for which such Buyer Related Party would have been entitled to seek indemnification under Section 7.1(a) had the provisions of this Article VII applied to such Buyer Related Party to the same extent as Buyer, shall constitute Losses incurred by Buyer for all purposes, and Buyer will be entitled to indemnification for all such Losses, under this Article VII.

7.8Treatment of Payments.  All indemnification payments made pursuant to this Article VII shall be treated as adjustments to the Purchase Price (réduction de prix).

ARTICLE VIII
MISCELLANEOUS

8.1Modifications.  This Agreement may be amended, changed or modified with the written consent of Buyer and the Sellers.  No failure or delay by any Party hereto in exercising any right, power or privilege hereunder (and no course of dealing between or among any of the Parties) shall operate as a waiver of any such right, power or privilege.  No waiver of any default on any one occasion shall constitute a waiver of any subsequent or other default.  No single or partial exercise of any such right, power or privilege shall preclude the further or full exercise thereof.

8.2Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by certified mail, return receipt requested, postage prepaid, shall be deemed duly given on the first attempted delivery by relevant postal service, or if sent by e-mail or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non‑Business Day, addressed to the respective Parties hereto as follows:

Buyer:

Zendesk, Inc.
1019 Market Street
San Francisco, CA 94103
Attention:	General Counsel
Email:	jgeschke@zendesk.com

With a copy to:

Goodwin Procter LLP
3 Embarcadero Center, 24th Floor
San Francisco, CA 94111
Attention:	J. Hovey Kemp and John F. Maselli
Email:	hkemp@goodwinprocter.com
jmaselli@goodwinprocter.com

The Sellers (or any Seller): to the address set below their name on the signature pages hereto.

And with a copy to:

Jones Day
2, rue Saint Florentin, 75001 Paris, France
Attention:	Charles Gavoty and Alexandre Wibaux
Email:	cgavoty@jonesday.com
awibaux@jonesday.com

or to such other address as to any Party hereto as such Party shall designate by like notice to the other Parties hereto.

8.3Release.  Each Seller hereby irrevocably releases and discharges Buyer and the Company and each of their subsidiaries and their respective directors, officers, employees, agents, Affiliates, successors and assigns, from any and all claims of any nature whatsoever that such Seller may have, or ever had before the Closing, arising out of, or related to, such Seller’s status as a stockholder, employee, consultant, officer or director or equity award holder in the Company, except relating to Buyer’s or the Company’s failure to perform any of their obligations, undertakings or covenants under the Transaction Documents (including for the amounts that such Seller is entitled to receive pursuant to the terms of this Agreement) and except for any rights (e.g., compensation or accrued vacations) due to them in the ordinary course of business for the performance of their office or employment position with the Company and the US Subsidiary.  To implement a full and complete release and discharge of claims as set forth above, the undersigned expressly acknowledges that this release is intended to include in its effect all claims the undersigned does not know or suspect to exist in the undersigned’s favor at the time of signing this Agreement, and that this release contemplates the extinguishment of any such claim or claims.  The invalidity or unenforceability of any part of this release shall not affect the validity or enforceability of the remainder of this release or any other provisions of this Agreement, which shall remain in full force and effect.

8.4Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the Company, Buyer and the Sellers, their heirs, representatives, successors, and permitted assigns, in accordance with the terms hereof.  This Agreement shall not be assignable by the Company or the Sellers without the prior written consent of Buyer.  This Agreement shall be assignable by Buyer to a wholly owned Subsidiary of Buyer or a wholly-owned Subsidiary of any such Subsidiary without the prior written consent of the Sellers, but any such assignment shall not relieve Buyer of its obligations hereunder.

8.5Termination and Waiver of Shareholders Agreement.  The Company and Sellers acknowledge and agree that the Shareholders Agreement is hereby irrevocably terminated without any obligations by the Company or Buyer to the Sellers as a result of such termination and without any further Liability or obligations on the part of any party thereunder.  For the avoidance of doubt, each Seller hereby irrevocably consents to the sale of the Shares (and, more generally, to the Transactions) and each of them waives any contractual or legal right such Seller may have had to acquire all or part of the Shares, whether pursuant to the Shareholders’ Agreement or otherwise.

8.6Entire and Sole Agreement.  This Agreement and the other schedules and agreements referred to herein, constitute the entire agreement between the Parties hereto and supersede all prior agreements, representations, warranties, statements, promises, information, arrangements and understandings, whether oral or written, express or implied, with respect to the subject matter hereof, including the provisions of that certain letter of intent dated July 24, 2015 among the Buyer, the Company and certain Other Sellers.

8.7Governing Law.  It is understood and agreed that the construction and interpretation of this Agreement shall at all times and in all respects be governed by the laws of France without regard to its rules of conflicts of laws.

8.8Resolution of Conflicts; Arbitration.  Any claim or dispute arising out of or related to this Agreement, or the interpretation, making, performance, breach or termination thereof, shall (except as specifically set forth in this Agreement) be finally settled by binding arbitration in Paris, France in accordance with the then current Rules of Arbitration of the International Chamber of Commerce and judgment upon the award rendered may be entered in any court having jurisdiction thereof.  Such arbitration shall be conducted by a single arbitrator chosen in accordance with said rules.  The language of the arbitration shall be in English.  The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a dispute.  Each party shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any doctrine of legal privilege or any confidentiality obligations binding on such party.  The costs of arbitration shall be borne by the losing party, unless otherwise determined by the arbitrator.

8.9Invalid Provisions.  If any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable, this Agreement shall be considered divisible and inoperative as to such provision to the extent it is deemed to be illegal, invalid or unenforceable, and in all other respects this Agreement shall remain in full force and effect; provided, however, that if any provision of this Agreement is deemed or held to be illegal, invalid or unenforceable there shall be added hereto automatically a provision as similar as possible to such illegal, invalid or unenforceable provision and be legal, valid and enforceable.  Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all Parties hereto.

8.10Public Announcements.  No Party shall make any public announcement of the Transactions without the prior consent of Buyer; provided, however, that any Party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing Party will advise Buyer prior to making the disclosure and provide a reasonable opportunity for review and comment prior to making the disclosure).

8.11Remedies Cumulative.  The remedies of the Parties under this Agreement are cumulative and shall not exclude any other remedies to which any Party may be lawfully entitled.

8.12Waiver.  No failure or delay on the part of any Party in exercising any right, power, or privilege hereunder or under any of the documents delivered in connection with this Agreement shall operate as a waiver of such right, power, or privilege; nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

8.13Waiver of Jury Trial.  Each Party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding directly or indirectly arising out of, under or in connection with this Agreement.

8.14Breach or Violation.  The Parties hereto acknowledge that any breach of Article V may cause the non-breaching Party substantial irreparable injury.  The Parties agree that in the event of any such breach, in addition to any damages allowed by law, the non-breaching Party shall be entitled to injunctive and/or other equitable relief.

8.15Time of Essence.  Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

8.1Interpretation and Construction.

(a)Gender; Etc.  For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)Ambiguities.  The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)Including.  As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)References.  Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e)Hereof. The terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)Dollar. Any references in this Agreement to “Dollars,” “dollars” or “$” shall be to United States Dollars.

(g)Agreements.  Any agreement referred to herein means such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and by this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date and year first above written.

BUYER:

ZENDESK, INC.

By:	/s/ John Geschke
	Name:	John Geschke
	Title:	Senior Vice President and General Counsel

THE COMPANY:

WE ARE CLOUD, SAS

By:	/s/ Rachel Delacour
	Name:	Rachel Delacour
	Title:	Président

SELLERS:

/s/ Rachel Delacour
OLIVIER FOURCADE, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
KARIM FARES, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
JIM HUZZELL, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

LEELOO EURL

By:	/s/ Rachel Delacour
Name: Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

Gambetta Affarsutveckling AB

By:	/s/ Rachel Delacour
Name: Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
BRIGITTE SAUTOT, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

CDML SARL

By:	/s/ Rachel Delacour
Name: Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
ERIC COHEN, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
DIDIER TAUPIN, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
PIERRE LEVY, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
PHILIPPA BOOTH, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
ADAM FINER, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
YANNICK CHAZE, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
MATTHIEU RAVEY, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
LUDOVIC BOUGES, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
DAVID CORIDUN, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
SAMUEL BOWDEN, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
BENOIT PARRA, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]

/s/ Rachel Delacour
ETIENNE LUNEAU, represented by Rachel Delacour, duly authorized for the purposes hereto

Address:	[Personal Address]